EXHIBIT 3
                                     Page 1

                    [FORMULA SYSTEMS (1985) LTD. LETTERHEAD]


                                                                October 20, 2002

Itzick Sharir
President & CEO
Sapiens International Corporation N.V.

Re: OFFER TO CONVERT PREFERRED SHARES AND EXERCISE OPTION
Dear Itzick,

Pursuant to the Share Purchase Agreement, dated as of January 24, 2001 (the "Agreement"), between Formula System (1985) Ltd., together with Yarnfield International Limited (collectively the "Investors"), and Sapiens International Corporation N.V. (the "Company"), the Investors invested $15 million into the Company in return for 10,000 shares of Series F Convertible Preferred Shares (the "Series F Preferred"). In accordance with the terms of the Agreement, the Company granted to the Investors an option to invest up to an additional $15 million on the same terms of the original investment, as adjusted, at any time on or before December 25, 2003.

Pursuant to the terms of the Agreement, the conversion price of the Series F Preferred into common shares has been adjusted to $1.14 per common share. This adjusted conversion price applies both to the original investment and to any future exercise of the option to make an additional investment.

According to the redemption rights of the Series F Preferred, if the Investors do not choose to convert their Series F Preferred shares to common shares prior to March 5, 2004, the Company must then redeem the Series F Preferred at a redemption price of $1,500 per share of Series F Preferred (currently a total of $15,000,000) in either cash or the number of common shares of the Company equal to $15 million divided by the average closing price of the common shares during the thirty days preceding the redemption date. If the redemption were to be implemented today, the average closing price of the Company's common shares would be $0.78 per share.

In furtherance of discussions that we have held with you and other representatives of the Company regarding your request that the Investors convert their Series F Preferred shares into common shares and exercise their option to invest additional capital, we are pleased to make the following offer:

     1. The Investors will convert all of their outstanding Series F Preferred shares into common shares at a reduced conversion price of $0.83 per common share (the "Reduced Conversion Price").

     2. Formula shall exercise two-thirds of the option granted to the Investors (i.e. an additional investment of $10 million) promptly following shareholder approval of the transactions contemplated by this offer. The number of common shares that the Company shall issue to Formula pursuant to this exercise of the Investors' option shall be calculated according to the Reduced Conversion Price.

     3. The remaining one-third of the Investors' option ($5 million) shall be assigned by Yarnfield to Formula and shall be governed by the original

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                                   EXHIBIT 3
                                     Page 2

                    [FORMULA SYSTEMS (1985) LTD. LETTERHEAD]


          terms of the Agreement, except for the Reduced Conversion Price, which shall apply to the remaining portion of the option as well.

     4. The practical result of these revisions to the original investment and exercise of two-thirds of the option shall be as follows:

          FORMULA: Formula shall convert its 6,666 shares of Series F Preferred into common shares at the Reduced Conversion Price. Formula shall invest an additional $10 million in return for the number of common shares equal to $10 million divided by the Reduced Conversion Price. Formula shall have an option to invest an additional $5 million in return for common shares at the Reduced Conversion Price, under the original terms of the Agreement.

          YARNFIELD: Yarnfield shall convert its 3,334 shares of Series F Preferred into common shares at the Reduced Conversion Price.

Under the present circumstances in which the Company needs additional investment capital and Formula is willing to exercise immediately its option to invest an additional $10 million into the Company more than one year in advance of the expiration of the Investors' option, the reduction of the conversion price to the Reduced Conversion Price of $0.83 is justifiable, particularly in light of the fact that the current market price of the Company's common shares is approximately [$0.74].

Please favor us with an early reply to our offer. Our timing is such that we need to complete the steps necessary to consummate the transaction contemplated by this offer, (meaning the shareholders approval), by December 31, 2002.
Our offer as set forth herein shall remain valid and irrevocable through December 31, 2002.

Respectfully yours,

By: _________________-_________________
Formula System (1985) Ltd.(directly or through a subsidiary)


By: _________________-_________________
Yarnfield International Limited

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                                   EXHIBIT 3
                                     Page 3

                    [YOSSI AVRAHAM & CO ADVOCATES LETTERHEAD]


                                                               December 10, 2002

Formula Systems (1985) Ltd.
(DIRECTLY OR TROUGH ITS SUBSIDIARIES)               YARNFIELD INTERNATIONAL LTD.
Attn: Bruria Gross-Prushansky                       Attn: Ron Zukerman


                   RE: OFFER TO CONVERT PREFERRED SHARES AND
                     EXERCISE OPTION DATED OCTOBER 20, 2002


     Reference is hereby made to your offer to Sapiens International Corporation N.V. (the "COMPANY"), dated October 20, 2002, to convert preferred shares of the Company and exercise a certain option (the "OFFER").

     As you already know, the Company has resolved to accept the Offer. This is merely a formal acceptance notice on behalf of the Company that is being given to you for the sake of good order only.

                                               Sincerely,

                                            /s/ [illegible]

                                         Beni Maidenberg, Adv.

                                     Yossi Avraham & Co., Advocates


CC: Yuval Hadari, Sapiens International Corporation N.V.
    Steve Kronengold, Sapiens International Corporation N.V.